SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2005

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports  under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing to Announce Third-Quarter Earnings

on November 15, 2005

Reston, Virginia, and Montpellier, France – November 8, 2005 – Genesys Conferencing

(Euronext Eurolist FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, will release financial earnings for the third quarter ended September 30, 2005 on November 15, 2005.

Chairman and Chief Executive Officer Francois Legros and Executive Vice President, Chief Financial Officer Michael E. Savage will also hold a web conference to discuss the company’s financial performance on November 15, 2005 at 11:30 a.m. Eastern Time or 5:30 p.m. Central European Time.

The web conference may be accessed by joining the live webcast at www.genesys.com.

If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to thousands of companies worldwide, including more than 200 of the Global Fortune 500. The company’s services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 24 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext FR0004270270) and Nasdaq (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage	Marine Pouvreau
Executive Vice President and Chief Financial Officer	Investor Relations Manager
Phone: +1 703 736-7100	Phone: +1 703 733-2140
michael.savage@genesys.com	marine.pouvreau@genesys.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2005

GENESYS SA

By: /s/ François Legros

Name: François Legros

Title: Chairman and Chief Executive Officer